Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2013 and 2012

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

June 30, 2013 and December 31, 2012 (Unaudited)

	June 30,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$21,329	$20,735
Short term investments	13	5,164
Trade and other receivables (note 3)	11,884	18,099
Income taxes recoverable	219	130
Inventories (note 4)	6,849	6,927
Prepaid expenses, deposits and advances	1,478	1,995
	41,772	53,050
Non-current assets:
Mineral properties, plant and equipment (note 5)	59,315	55,451
Exploration and evaluation assets (notes 6 and 11(b))	7,894	7,270
Intangible assets	852	705
Deferred tax asset	284	253
	$110,117	$116,729

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$6,391	$8,111
Current tax liability	241	400
	6,632	8,511
Non-current liabilities:
Reclamation and remediation provision	2,479	2,447
Deferred tax liability	4,218	5,746
	13,329	16,704

Shareholders’ equity:
Share capital (note 7)	122,615	122,444
Reserves	8,026	7,586
Deficit	(33,853)	(30,005)
	96,788	100,025
	$110,117	$116,729

  Nature of operations (note 1)
  Commitments and contingencies (note 11)
  Subsequent events (note 13)

  See accompanying notes to the condensed interim consolidated financial statements.

  Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Revenue	$11,165	$14,439	$23,804	$28,064
Cost of sales
Production costs	11,392	8,346	20,925	14,181
Amortization and depletion	3,458	2,303	6,173	3,760
Share-based payments	157	19	236	27
	15,007	10,668	27,334	17,968

Gross profit	(3,842)	3,771	(3,530)	10,096

General and administrative expenses
Administrative expenses	2,238	1,917	4,209	4,768
Amortization and depletion	89	36	126	69
Share-based payments	168	183	194	313
	2,495	2,136	4,529	5,150

Exploration and evaluation expenses	953	427	1,595	1,019

Income (loss) before the undernoted	(7,290)	1,208	(9,654)	3,927

Finance and other income (expense)
Interest income	104	103	190	276
Finance costs	(14)	(9)	(22)	(19)
Foreign exchange gain (loss) (note 8)	(135)	(772)	4,159	2,883
Other income (expense)	95	(58)	122	36
	50	(736)	4,449	3,176

Income (loss) before income taxes	(7,240)	472	(5,205)	7,103
Income tax
Current tax (expense)	(241)	-	(480)	-
Deferred tax recovery (expense)	2,357	(118)	1,837	(2,066)
	2,116	(118)	1,357	(2,066)
Net income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037

Other comprehensive income (loss), net of tax
Foreign currency translation	(460)	58	144	194
Change in fair value of available-for-sale financial assets	(18)	(24)	(74)	(7)
	(478)	34	70	187
Total comprehensive income (loss) for the period	$(5,602)	$388	$(3,778)	$5,224

Earnings per share (note 7(e))
Basic	$(0.04)	$0.00	$(0.03)	$0.04
Diluted	$(0.04)	$0.00	$(0.03)	$0.04

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total	Deficit	Total shareholders’ equity
Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 7(c))	182	574	(252)	-	-	(252)	-	322
Share-based payments	-	-	340	-	-	340	-	340
Comprehensive income (loss)	-	-	-	194	(7)	187	5,037	5,224
Balance at June 30, 2012	137,591	$122,110	$10,837	$(3,954)	$(143)	$6,740	$(30,478)	$98,372

Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised (note 7(c))	235	171	(60)	-	-	(60)	-	111
Share-based payments	-	-	430	-	-	430	-	430
Comprehensive income (loss)	-	-	-	144	(74)	70	(3,848)	(3,778)
Balance at June 30, 2013	138,095	$122,615	$12,247	$(4,003)	$(218)	$8,026	$(33,853)	$96,788

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037

Items not involving cash:
Amortization and depletion	3,547	2,339	6,299	3,829
Unrealized foreign exchange (gain) / loss	123	862	(4,093)	(2,334)
Deferred income tax (recovery) expense	(2,357)	118	(1,837)	2,066
Accretion on reclamation and remediation provision	13	7	22	14
Share-based payments	325	202	430	340
Other non-cash items	(111)	(7)	(189)	(22)
	(3,584)	3,875	(3,216)	8,930

Interest received	194	111	249	262
Interest paid	-	-	-	(3)
Income taxes paid	(168)	(282)	(364)	(534)
Net cash from operating activities before changes in non-cash working capital	(3,558)	3,704	(3,331)	8,655

Changes in non-cash working capital:
Trade and other receivables	1,242	(8,563)	6,243	(4,079)
Income taxes recoverable	(82)	145	(89)	119
Inventories	1,168	1,244	848	(611)
Prepaid expenses, deposits and advances	150	(941)	517	(2,091)
Trade and other payables	491	716	(1,740)	736
Current tax liability	(189)	-	205	-
Net cash from operating activities	(778)	(3,695)	2,653	2,729

Cash flows from investing activities:
Purchase of intangible assets	(113)	(26)	(255)	(226)
Purchase of mineral properties, plant and equipment	(3,729)	(7,808)	(7,555)	(13,880)
Proceeds from disposal of mineral properties, plant and equipment	-	69	5	86
Proceeds from disposal of short term investments	5,085	-	5,085	-
Net cash used in investing activities	1,243	(7,765)	(2,720)	(14,020)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(63)	-	(117)
Proceeds from exercise of options (note 7(c))	100	-	110	322
Net cash from financing activities	100	(63)	110	205

Effect of foreign currency translation on cash	280	(124)	551	324

Increase (decrease) in cash and cash equivalents	845	(11,647)	594	(10,762)
Cash and cash equivalents, beginning of period	20,484	40,322	20,735	39,437
Cash and cash equivalents, end of period	$21,329	$28,675	$21,329	$28,675

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004.  On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.  On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010.  No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR”.  On February 8, 2011, the Company’s shares were listed on the NYSE Amex Stock Exchange in the United States under the trading symbol “GPL”.  The NYSE Amex Stock Exchange was renamed to NYSE MKT on May 14, 2012.  The address of the Company’s head office is Suite 800 – 333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines, Topia and Guanajuato.  In addition, the Company has published a NI 43-101 compliant resource estimate for its San Ignacio property and the Company is currently evaluating the technical feasibility and commercial viability of extracting the resource.  The Company also has two other mineral property interests, Santa Rosa and El Horcon.  These properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves which are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2012, except as described below in respect of standards adopted as of January 1, 2013.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 6, 2013.

Effective January 1, 2013, the Company adopted the following accounting standards issued by the International Accounting Standards Board:

•	IFRS 10 Consolidated Financial Statements
•	IFRS 11 Joint Arrangements
•	IFRS 12 Disclosure of Interests in Other Entities
•	IFRS 13 Fair Value Measurement
•	Amendments to IAS 1 Presentation of Financial Statements
•	Amendments to IAS 34 Interim Financial Reporting
•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The adoption of IFRS 11 had no effect on previously reported results or on the results for the current period.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

2.     Basis of presentation – continued

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.  The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures.  The amendments to IAS 34 had no effect on previously reported results or on the results for the current period, and the Company has incorporated the required disclosures relating to fair values of its financial instruments and segmented information in note 9 and note 12 respectively.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  The adoption of IFRIC 20 had no effect on previously reported results or on the results for the current period as the Company operates underground mines and does not incur stripping costs.

3.	Trade and other receivables

	June 30, 2013	December 31, 2012
Trade accounts receivable	$6,858	$12,311
Value added tax receivable	5,045	5,803
Other	224	216
	12,127	18,330
Allowance for doubtful amounts	(243)	(231)
	$11,884	$18,099

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

4.	Inventories

	June 30, 2013	December 31, 2012
Concentrate	$2,777	$3,432
Ore stockpile	1,033	417
Materials and supplies	2,919	2,858
Silver bullion	120	220
	$6,849	$6,927

The amount of inventory recognized as an expense for the three and six months ended June 30, 2013 and 2012 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

The amount of write-down of silver bullion inventories to fair value included in other income (expense) for the three and six months ended June 30, 2013 was $62 (three months ended June 30, 2012 - $20) and $71(six months ended June 30, 2012 - $2 reversal of previous write-down), respectively.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

5.      Mineral properties, plant and equipment

At June 30, 2013, the Company had mineral properties, plant and equipment assets of $59,315 compared to $55,451 at December 31, 2012.  During the three and six months ended June 30, 2013, the Company invested $3,711 (three months ended June 30, 2012 $7,410) and $7,609 (six months ended June 30, 2012 $13,535) respectively, primarily in mine development and purchase of capital assets at its Guanajuato and Topia mines.

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

6.  Exploration and evaluation assets

At June 30, 2013, the Company had exploration and evaluation assets of $7,894 compared to $7,270 at December 31, 2012.  The increase of $620 relates to drilling for the San Ignacio project and effects of foreign exchange.  Exploration and evaluation assets are not currently being depleted.

San Ignacio Project

The San Ignacio property was acquired as part of the Guanajuato Mine acquisition in 2005.  Evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for USD$1,400 (CAD$1,452).

El Horcon

On September 5, 2012, the Company purchased a 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (C$1,579).

7.      Share capital

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of Class A preferred shares without par value, issuable in series.

Unlimited number of Class B preferred shares without par value, issuable in series.

(b)	Issued and fully paid

Common shares: 138,173,052 (December 31, 2012 – 137,860,052)

(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day before the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

7.      Share capital - continued

The continuity of share options for the six months ended June 30, 2013 and 2012 is as follows:

		Balance				Balance
Exercise		December 31,				June 30,
Price	Expiry date	2012	Granted	Forfeited	Exercised	2013
$ 0.45	February 8, 2014	605,000	-	-	(226,000)	379,000
$ 0.70	September 3, 2014	300,000	-	-	-	300,000
$ 0.90	December 2, 2014	162,000	-	(12,000)	-	150,000
$ 0.90	July 11, 2015	108,000	-	-	(9,000)	99,000
$ 1.15	October 17, 2015	1,500	-	-	-	1,500
$ 1.90	November 21, 2015	90,000	-	(15,000)	-	75,000
$ 1.34	March 14, 2016	-	465,000	(35,000)	-	430,000
$ 0.96	May 9, 2016	-	690,000	-	-	690,000
$ 0.70	June 27, 2016		1,845,000	-	-	1,845,000
$ 2.40	December 5, 2016	2,235,000	-	(470,000)	-	1,765,000
$ 2.25	March 15, 2017	170,000	-	-	-	170,000
$ 1.76	May 17, 2017	240,000	-	(15,000)	-	225,000
$ 1.71	August 17, 2017	1,521,100	-	(518,000)	-	1,003,100
$ 1.78	November 18, 2017	205,000	-	(70,000)	-	135,000
		5,637,600	3,000,000	(1,135,000)	(235,000)	7,267,600
Weighted average exercise price		$ 1.78	$ 0.86	$ 1.98	$ 0.47	$ 1.41

		Balance				Balance
Exercise		December 31,				June 30,
Price	Expiry date	2011	Granted	Forfeited	Exercised	2012
$ 0.45	February 8, 2014	805,000	-	-	-	805,000
$ 0.70	September 3, 2014	315,000	-	-	(15,000)	300,000
$ 0.90	December 2, 2014	162,000	-	-	-	162,000
$ 0.90	July 11, 2015	118,000	-	-	-	118,000
$ 1.15	October 17, 2015	51,500	-	-	(50,000)	1,500
$ 1.90	November 21, 2015	90,000	-	-	-	90,000
$ 2.40	December 5, 2016	2,705,000	-	(30,000)	(230,000)	2,445,000
$ 2.25	March 15, 2017	-	170,000	-	-	170,000
$ 1.76	May 17, 2017	-	315,000	-	-	315,000
		4,246,500	485,000	(30,000)	(295,000)	4,406,500
Weighted average exercise price		$ 1.78	$ 1.93	$ 2.40	$ 2.10	$ 1.77

The weighted average remaining contractual life of the options outstanding as at June 30, 2013 is 3.05 years (as at June 30, 2012 – 3.67 years).

During the three and six months ended June 30, 2013, the Company recorded compensation expense for the fair value of share options of $325 (three months ended June 30, 2012 - $202) and $430 (six months ended June 30, 2012 - $340), respectively, for share options that were granted during the period.

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

7.      Share capital - continued

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Risk-free interest rate	1.24%	1.22%	1.22%	1.24%
Expected life	2.63 years	1.96 years	2.64 years	1.95 years
Annualized volatility	71%	66%	69%	66%
Dividend rate	-	-	-	-

(d)	Warrants

The continuity of warrants for the six months ended June 30, 2013 and 2012 are as follows:

Series	Exercise price	Expiry date	Balance, December 31, 2012	Issued	Exercised	Expired	Balance, June 30, 2013
Underwriters’ warrants	$ 4.20	April 12, 2013	316,250	-	-	316,250	-

Series	Exercise price	Expiry date	Balance, December 31, 2011	Issued	Exercised	Expired	Balance, June 30, 2012
Underwriters’ warrants	$ 4.20	April 12, 2013	316,250	-	-	-	316,250

(e)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net income (loss) for the period	$(5,124)	$354	$(3,848)	$5,037

Shares outstanding, beginning of period	137,874,052	137,590,919	137,860,052	137,408,912
Effect of share options exercised	196,714	-	106,354	132,533
Basic weighted average number of shares outstanding	138,070,766	137,590,919	137,966,406	137,541,445
Effect of dilutive share options	-	982,596	-	1,052,137
Diluted weighted average number of shares outstanding	138,070,766	138,573,515	137,966,406	138,593,582
Earnings per share
Basic	$(0.04)	$0.00	$(0.03)	$0.04
Diluted	$(0.04)	$0.00	$(0.03)	$0.04

For the three and six months ended June 30, 2013, there were 306,385 and 503,943 (three and six months ended June 30, 2012 – nil) potentially dilutive shares, respectively, that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

7.      Share capital – continued

(f)      Shareholder Rights Plan

On April 17, 2012, the Board of Directors approved the adoption of a new Shareholder Rights Plan (the “2012 Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction.  The 2012 Plan was ratified by the shareholders of the Company at the June 28, 2012 annual and special general meeting of shareholders and became immediately effective after the expiration of the previous plan on June 29, 2012.  The 2012 Plan maintains the same terms and conditions as the previous plan and will continue until the annual and special general meeting of shareholders in 2016.

To implement the 2012 Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on June 29, 2012.  Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the 2012 Plan.  Under the 2012 Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days.  If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

8.     Foreign exchange gain (loss)

These condensed interim consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency.  The functional currency of the Company’s Mexican subsidiaries is the Mexican peso.  Foreign exchange gains and losses therefore arise from the translation of foreign-denominated transactions and balances relative to the currency of the Company’s subsidiaries and the Company’s currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent company.  The foreign exchange gains for the six months ended June 30, 2013 and 2012 reflect the strengthening of the Mexican peso compared to the Canadian and US dollar during those periods.

9.     Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at June 30, 2013.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates.  The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.  Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

9.      Fair value of financial instruments – continued

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at June 30, 2013 and December 31, 2012:

	Held at fair value	Loans and receivables	Other financial assets and liabilities	Total as at June 30, 2013	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$21,329	$-	$21,329	n/a
Short term investments – GIC	-	-	-	-	n/a
Short term investments – Marketable securities	13	-	-	13	Level 1
Trade and other receivables – Trade	-	6,858	-	6,858	n/a
Trade and other receivables – Other receivables		5,026	-	5,026	n/a
	13	33,213	-	33,226
Financial Liabilities
Trade and other payables	-	-	(6,391)	(6,391)	n/a
	$13	$33,213	$(6,391)	$26,835

	Held at fair value	Loans and receivables	Other financial assets and liabilities	Total as at December 31, 2012	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$20,735	$-	$20,735	n/a
Short term investments – GIC	-	5,085	-	5,085	n/a
Short term investments – Marketable securities	79	-	-	79	Level 1
Trade and other receivables – Trade	-	12,311		12,311	n/a
Trade and other receivables – Other receivables	-	5,788	-	5,788	n/a
	79	43,919	-	43,998
Financial Liabilities
Trade and other payables	-	-	(8,111)	(8,111)	n/a
	$79	$43,919	$(8,111)	$35,887

During the three and six months ended June 30, 2013, a mark-to-market loss for marketable securities designated as available-for-sale of $18 (three months ended June 30, 2012 - $24) and $74 (six months ended June 30, 2012 - $7), respectively, have been recognized in other comprehensive income.  Available-for-sale financial assets are denominated in Canadian dollars.  There were no disposals during the six months ended June 30, 2013.  At June 30, 2013, receivables of $243 (December 31, 2012 - $231) were impaired and provided for.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

10. Related party transactions

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Consulting fees paid or accrued to companies controlled by Directors of the Company	$117	$92	$250	$872
Director fees paid or accrued	48	59	92	95
Consulting fees paid or accrued to a company with a common Director of the Company	-	2	-	34
Office and administration fees paid or accrued to a company controlled by a Director of the Company	-	-	-	21
	$165	$153	$342	$1,022

As at June 30, 2013, $38 (December 31, 2012 - $30) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  Amounts due from companies with common directors were $9 (December 31, 2012 - $17) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2013 and 2012 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Short-term benefits (i)	$699	$573	$1,368	$1,177
Termination benefits	707	-	755	676
Share-based payments	146	96	146	96
	$1,552	$669	$2,269	$1,949
(i)      Short-term benefits include salaries and benefits, consulting and management fees.

The Company is committed to making severance payments amounting to approximately $2,337 to certain officers and management in the event that there is a change of control of the Company.

11. Commitments and contingencies

(a)	Commitments

As of June 30, 2013, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$ 1,072	$ 927	$ 145	$ -
Drilling services	1,223	1,223	-	-
Equipment purchases with third party vendors	446	446	-	-
Environmental program	34	34	-	-
Total commitments	$ 2,775	$ 2,630	$ 145	$ -

(b)	Contingencies

As of June 30, 2013, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current drill program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

12. Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada.  Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities.  The corporate segment provides financial, human resources and technical support to the two mining operations.  The Guanajuato operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended June 30, 2013
External mineral sales	$7,975	$3,190	$-	$-	$11,165	$-	$11,165
Income (loss) before income taxes	(2,453)	(650)	(953)	(776)	(4,832)	(2,408)	(7,240)
Net income (loss) for the period	(2,453)	(650)	(953)	1,340	(2,716)	(2,408)	(5,124)

As at June 30, 2013
Total assets	46,536	23,253	7,894	8,505	86,188	23,929	110,117
Total liabilities	$5,265	$2,537	$-	$4,707	$12,509	$820	$13,329

(1)	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Three months ended June 30, 2012
External mineral sales	$10,335	$4,104	$-	$-	$14,439	$-	$14,439
Income (loss) before income taxes	2,922	881	(128)	(1,165)	2,510	(2,038)	472
Net income (loss) for the period	2,922	881	(128)	(1,283)	2,392	(2,038)	354

As at December 31, 2012
Total assets	44,063	23,323	7,270	9,204	83,860	32,869	116,729
Total liabilities	$6,457	$1,981	$-	$6,642	$15,080	$1,624	$16,704

(1)	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Six months ended June 30, 2013
External mineral sales	$15,930	$7,874	$-	$-	$23,804	$-	$23,804
Income (loss) before income taxes	(2,792)	51	(1,596)	3,723	(614)	(4,591)	(5,205)
Net income (loss) for the period	(2,941)	(61)	(1,596)	5,341	743	(4,591)	(3,848)

As at June 30, 2013
Total assets	46,536	23,253	7,894	8,505	86,188	23,929	110,117
Total liabilities	$5,265	$2,537	$-	$4,707	$12,509	$820	$13,329

(1)	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2013 and 2012 (Unaudited)

12.           Operating segments – continued

	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
Six months ended June 30, 2012
External mineral sales	$20,188	$7,876	$-	$-	$28,064	$-	$28,064
Income (loss) before income taxes	8,328	1,687	(272)	1,593	11,336	(4,233)	7,103
Net income (loss) for the period	8,328	1,687	(272)	(473)	9,270	(4,233)	5,037

As at December 31, 2012
Total assets	44,063	23,323	7,270	9,204	83,860	32,869	116,729
Total liabilities	$6,457	$1,981	$-	$6,642	$15,080	$1,624	$16,704

(1)	Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

For the three and six months ended June 30, 2013 and 2012, the Company had revenue from the following product mixes:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Silver	$7,211	$10,567	$16,600	$21,151
Gold	4,448	4,505	7,820	8,117
Zinc	592	501	1,231	976
Lead	477	427	1,051	779
Ore processing revenues	177	155	322	306
Smelting and refining charges	(1,740)	(1,716)	(3,220)	(3,265)
	$11,165	$14,439	$23,804	$28,064

For the three and six months ended June 30, 2013, the Company had three (three and six months ended June 30, 2012 - four) customers, that accounted for the majority of total revenues as follows:

		Three months ended June 30,		Six months ended June 30,
Customer	Segment	2013	2012	2013	2012
Customer A	Guanajuato	$2,859	$3,160	$8,405	$8,244
Customer B	Guanajuato	5,238	1	8,003	1,070
Customer C	Topia	3,068	-	7,396	-
Customer C	Guanajuato	-	7,219	-	9,016
Customer D	Guanajuato	-	20	-	1,736
Customer B	Topia	-	3,884	-	7,692
Other customers		-	155	-	306
		$11,165	$14,439	$23,804	$28,064

The trade accounts receivable balance of $6,858 at June 30, 2013 (December 31, 2012– $12,311) relates to three customers (note 3).

13. Subsequent events

Subsequent to June 30, 2013, 68,000 stock options were exercised for gross proceeds of $58.